Exhibit 99.1

JD.com Announces First Quarter 2019 Results

Beijing, China-—May 10, 2019-—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                                          Net revenues for the first quarter of 2019 were RMB121.1 billion (US$118.0 billion), an increase of 20.9% from the first quarter of 2018. Net service revenues for the first quarter of 2019 were RMB12.4 billion (US$1.9 billion), an increase of 44.0% from the first quarter of 2018.

•                                          Income from operations for the first quarter of 2019 was RMB1.2 billion (US$0.2 billion), compared to RMB4.4 million for the same period last year. Non-GAAP income from operations2 for the first quarter of 2019 was RMB2.0 billion (US$0.3 billion) with a non-GAAP operating margin of 1.6%, as compared to non-GAAP income from operations of RMB0.8 billion in the first quarter of 2018 with a non-GAAP operating margin of 0.8%. Operating margin of JD Retail (formerly known as JD Mall) before unallocated items3 for the first quarter of 2019 increased by 0.6 percentage point compared to the same period last year.

•                                          Net income attributable to ordinary shareholders for the first quarter of 2019 was RMB7.3 billion (US$1.1 billion), compared to RMB1.5 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders4 increased by 215% to RMB3.3 billion (US$0.5 billion) in the first quarter of 2019 from RMB1.0 billion in the first quarter of 2018.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the first quarter of 2019 was RMB4.96 (US$0.74), compared to RMB1.04 for the first quarter of 2018. Non-GAAP diluted net income per ADS for the first quarter of 2019 was RMB2.23 (US$0.33), compared to RMB0.71 for the same quarter last year.

(1)  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019, which was RMB6.7112 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(2)  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(3)  Unallocated items are consistent with non-GAAP adjustments and include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, gain/(loss) on disposals of long-lived assets, and impairment of goodwill and intangible assets, which are not allocated to segments.

(4)  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, gain/(loss) on disposals/deemed disposals of investments, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•                                          Annual active customer accounts5 increased to 310.5 million in the twelve months ended March 31, 2019 from 305.3 million in the twelve months ended December 31, 2018. Quarterly active customer accounts in the first quarter of 2019 increased by 15% as compared to the same period in 2018.

“JD.com’s focus on delivering the best and most trusted online retail experience to customers throughout China drove another strong performance for the first quarter,” said Richard Liu, Chairman and CEO of JD.com. “We will continue to invest in key technologies and top industry talent as we work to reach an even broader customer base through cutting edge innovation. With our growing scale and increasingly efficient operations, JD.com remains well positioned to deliver strong shareholder value for the long term.”

“The first quarter saw solid top line growth with record breaking profitability, further demonstrating the superiority of JD.com’s business model as compared to traditional retail formats,” said Sidney Huang, Chief Financial Officer of JD.com. “JD’s commitment to providing the best value to consumers while increasing economies of scale over time was again reflected in the improving margins in our core JD Retail business. We will remain focused on customer experience and technology innovation to support our long-term profitable growth.”

Business Highlights

•                      In the first quarter, JD.com continued to attract premium international brands to its e-commerce platform. AEG, a renowned German manufacturer of design-focused premium home appliances, signed a strategic partnership with JD and debuted certain of its high-tech products exclusively on JD. Brands which launched flagship stores on JD recently include Swiss independent luxury watch brands ORIS, Tissot and TITONI, Italian fashion house MOSCHINO and popular New Zealand fresh food brands, Rockit and Zespri, among others.

•                      In March, JD and Michelin China signed a strategic cooperation agreement, and JD became the first direct-supply e-commerce platform for Michelin in China. Consumers who buy Michelin tires on JD will be given priority to choose Michelin’s high-end service networks such as TYREPLUS to enjoy premium installation service.

•                      During the first quarter, JD.com continued its commitment to enhancing its Environmental, Social and Governance (ESG) program. In January, JD issued a corporate social responsibility report, highlighting its commitment to global sustainability and dedication to giving back to the community. In March, JD again partnered with the World Wide Fund for Nature (WWF) in support of the Earth Hour global campaign, launching a range of sustainability initiatives across its business, including enhancements to its Green Stream Initiative, giving customers in seven cities including Beijing, Shanghai and Guangzhou, the option to select reusable packaging for an expanded range of products when placing orders.

(5)  Annual or quarterly active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates or respective quarters, whether through online direct sales or online marketplaces.

•                      In the first quarter, JD Logistics launched China’s first rotating package handling system designed for frozen storage at its Wuhan Asia No.1 warehouse. Featuring mobile shelves which convey frozen products to staff in a separate area, the system alleviates the need for frequent trips to the freezer area and significantly enhances working conditions and efficiency as compared to traditional approaches. In March, JD Logistics also launched its self-developed visual recognition batch scanning system at its Wuhan Asia No.1 warehouse, greatly improving efficiency and accuracy at the warehouse’s receiving station.

•                      In January, JD Logistics became the exclusive logistics service provider for China CITIC Bank, responsible for delivering bonus gifts to bank customers as they redeem reward points online. JD’s parcel delivery service has continued to experience rapid growth since its official launch in October 2018, expanding its services to fifty major cities across China to date.

•                      As of April 30, 2019, JD.com’s joint venture, Dada-JD Daojia, had partnered with over 270 Walmart stores, over 700 Yonghui stores, over 180 Carrefour stores and over 1,000 CR Vanguard stores, among numerous other leading supermarket brands, to provide customers with an integrated omnichannel shopping experience through Dada’s crowd-sourcing delivery network. In addition, JD Daojia helped over 300 offline partners digitalize their operations, resulting in significant efficiency improvement. Dada-JD Daojia is China’s leading on-demand logistics and omnichannel e-commerce platform.

•                      During the first quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of March 31, 2019, JD.com operated over 550 warehouses covering an aggregate gross floor area of over 12 million square meters in China.

•                      JD.com had over 220,000 merchants on its online marketplace, and over 179,000 full-time employees as of March 31, 2019.

First Quarter 2019 Financial Results

Net Revenues.  For the first quarter of 2019, JD.com reported net revenues of RMB121.1 billion (US$18.0 billion), representing a 20.9% increase from the same period in 2018. Net product revenues increased by 18.7%, while net service revenues increased by 44.0% in the first quarter of 2019, as compared to the first quarter of 2018.

Cost of Revenues.  Cost of revenues increased by 19.7% to RMB102.9 billion (US$15.3 billion) in the first quarter of 2019 from RMB86.0 billion in the first quarter of 2018. This increase was primarily due to the growth of the company’s online direct sales business and costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 12.4% to RMB8.1 billion (US$1.2 billion) in the first quarter of 2019 from RMB7.2 billion in the first quarter of 2018. Fulfillment expenses as a percentage of net revenues decreased to 6.7% in the first quarter of 2019, compared to 7.2% in the same period last year, mainly due to economies of scale from enhanced logistics capacity utilization and staff productivity.

Marketing Expenses.  Marketing expenses increased by 12.9% to RMB3.9 billion (US$0.6 billion) in the first quarter of 2019 from RMB3.5 billion in the first quarter of 2018.

Technology and Content Expenses.  Technology and content expenses increased by 54.0% to RMB3.7 billion (US$0.6 billion) in the first quarter of 2019 from RMB2.4 billion in the first quarter of 2018 as a result of the company’s continued investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 22.8% to RMB1.3 billion (US$0.2 billion) in the first quarter of 2019 from RMB1.1 billion in the first quarter of 2018.

Income from operations and Non-GAAP income from operations.  Income from operations for the first quarter of 2019 was RMB1.2 billion (US$0.2 billion), compared to RMB4.4 million for the same period last year. Non-GAAP income from operations for the first quarter of 2019 was RMB2.0 billion (US$0.3 billion) with a non-GAAP operating margin of 1.6%, as compared to non-GAAP income from operations of RMB0.8 billion in the first quarter of 2018 with a non-GAAP operating margin of 0.8%. Operating margin of JD Retail before unallocated items for the first quarter of 2019 increased by 0.6 percentage point compared to the first quarter of 2018.

Non-GAAP EBITDA6 for the first quarter of 2019 was RMB3.2 billion (US$0.5 billion) with a non-GAAP EBITDA margin of 2.6%, as compared to RMB1.6 billion with a non-GAAP EBITDA margin of 1.6% for the first quarter of 2018.

Others, net.  Others, net for the first quarter of 2019 was an income of RMB6.9 billion (US$1.0 billion), compared with an income of RMB1.8 billion in the first quarter of 2018. The substantial increase was primarily due to the increase of the fair value change of long-term investments of RMB4.1 billion (US$0.6 billion) compared with same period of last year.

Net income attributable to ordinary shareholders and Non-GAAP net income attributable to ordinary shareholders.  Net income attributable to ordinary shareholders for the first quarter of 2019 was RMB7.3 billion (US$1.1 billion), compared to RMB1.5 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2019 was RMB3.3 billion (US$0.5 billion), compared to RMB1.0 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net income per ADS for the first quarter of 2019 was RMB4.96 (US$0.74), compared to RMB1.04 for the first quarter of 2018. Non-GAAP diluted net income per ADS for the first quarter of 2019 was RMB2.23 (US$0.33), as compared to RMB0.71 for the first quarter of 2018.

(6)  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Cash Flow and Working Capital

As of March 31, 2019, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB40.9 billion (US$6.1 billion), compared to RMB39.5 billion as of December 31, 2018. For the first quarter of 2019, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
	(In thousands)

Net cash provided by/(used in) operating activities	(3,772,925)	3,323,251	495,180
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,279,454)	(2,161,118)	(322,017)
Less: Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale*	(1,185,711)	1,090,678	162,516
Other capital expenditures**	(2,580,347)	(972,721)	(144,940)
Free cash flow	(8,818,437)	1,280,090	190,739

* Including logistics facilities and real estate properties developed by the company’s property management group, which may be disposed under various equity structures.

** Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB1.1 billion (US$0.2 billion) for the first quarter of 2019, consisting primarily of increase in investments in equity investees, partially offset by the decrease of loans to JD Digits. In addition, cash paid for capital expenditures in the first quarter of 2019 was RMB2.4 billion (US$0.4 billion), offset by the cash consideration of RMB2.5 billion (US$0.4 billion) received for the disposals of development projects, which mainly included cash received from JD Logistics Properties Core Fund, L.P. (“JD LPC Fund”).

Net cash used in financing activities was RMB2.6 billion (US$0.4 billion) for the first quarter of 2019, consisting primarily of repayment of nonrecourse securitization debt.

Supplemental Information

The table below sets forth the revenue information for the first quarter of 2019:

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
	(In thousands)

Electronics and home appliance revenues	61,755,919	70,701,598	10,534,867
General merchandise revenues	29,742,157	37,949,672	5,654,678
Net product revenues	91,498,076	108,651,270	16,189,545

Marketplace and advertising revenues	6,390,935	8,143,717	1,213,452
Logistics and other service revenues	2,238,890	4,286,072	638,645
Net service revenues	8,629,825	12,429,789	1,852,097

Total net revenues	100,127,901	121,081,059	18,041,642

Recent Development

Strategic Cooperation with Tencent

On May 10, 2019, the company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent will continue to offer the company prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. The company will issue to Tencent a certain number of the company’s Class A ordinary shares for a total consideration of over US$250 million at prevailing market prices at certain pre-determined dates during the three-year period. The Company expects to leverage the strategic partnership with Tencent to enhance its customer experience, reach a larger user base and further expand its presence on mobile commerce.

Financing for JD Health

On May 9, 2019, the company entered into definitive agreements for the non-redeemable series A preferred share financing of its healthcare subsidiary, JD Health, with investors including CPEChina Fund, CICC Capital, and Baring Private Equity Asia, among others. The total amount expected to be raised is over US$1 billion, representing over 14.5% of equity interest of JD Health on a fully diluted basis, subject to closing conditions including regulatory approval applicable to certain investors. The company will remain the majority shareholder of JD Health after the completion of the transaction. The new financing will enable JD Health to further expand its core business, attract industry talent and explore new initiatives in the broader healthcare sector.

Second Quarter 2019 Guidance

Net revenues for the second quarter of 2019 are expected to be between RMB145 billion and RMB150 billion, representing a growth rate between 19% and 23% compared with the second quarter of 2018. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on May 10, 2019, (7:30 pm, Beijing/Hong Kong Time on May 10, 2019) to discuss the first quarter 2019 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	1743319

A telephone replay will be available from 10:30 am, Eastern Time on May 10, 2019 through 09:59 am, Eastern Time on May 18, 2019. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	1743319

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain/(loss) on disposals of long-lived assets and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain/(loss) on disposals/deemed disposals of investments, income from non-compete agreement, reconciling items on the share of equity method investments, fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain/(loss) on disposals of long-lived assets and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adding back the impact from JD Digits related credit products included in the operating cash flow and less capital expenditures, net of proceeds from disposals of long-lived assets. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Digits related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	34,262,445	34,053,757	5,074,168
Restricted cash	3,239,613	2,588,340	385,675
Short-term investments	2,035,575	4,221,321	628,996
Accounts receivable, net (including JD Baitiao of RMB3.2 billion and RMB6.3 billion as of March 31, 2019 and December 31, 2018, respectively)(1)	11,109,988	8,315,613	1,239,065
Advance to suppliers	477,109	406,268	60,536
Inventories, net	44,030,084	38,235,962	5,697,336
Prepayments and other current assets	6,564,700	4,709,323	701,711
Amount due from related parties	3,136,265	2,306,293	343,648
Assets held for sale(2)	—	231,267	34,460
Total current assets	104,855,779	95,068,144	14,165,595
Non-current assets
Property, equipment and software, net	21,082,838	18,998,332	2,830,840
Construction in progress	6,553,712	5,769,652	859,705
Intangible assets, net	5,011,706	4,560,458	679,529
Land use rights, net	10,475,658	10,043,474	1,496,524
Operating lease right-of-use assets(3)	—	6,927,864	1,032,284
Goodwill	6,643,669	6,643,669	989,938
Investment in equity investees	31,356,616	32,043,255	4,774,594
Investment securities	15,901,573	21,014,225	3,131,217
Deferred tax assets	103,158	103,158	15,371
Other non-current assets (including JD Baitiao of RMB0.6 billion and RMB0.2 billion as of March 31, 2019 and December 31, 2018, respectively)(1)	5,283,948	5,190,986	773,481
Amount due from related parties	1,896,200	821,266	122,372
Assets held for sale(2)	—	7,144,475	1,064,560
Total non-current assets	104,309,078	119,260,814	17,770,415
Total assets	209,164,857	214,328,958	31,936,010

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	147,264	934,670	139,270
Nonrecourse securitization debt(1)	4,397,670	934,917	139,307
Accounts payable	79,985,018	71,369,452	10,634,380
Advances from customers	13,017,603	13,710,517	2,042,931
Deferred revenues	1,980,489	1,909,037	284,455
Taxes payable	825,677	910,600	135,684
Amount due to related parties	215,614	151,476	22,571
Accrued expenses and other current liabilities	20,292,680	21,969,468	3,273,553
Operating lease liabilities(3)	—	2,674,342	398,489
Liabilities held for sale(2)	—	378,689	56,426
Total current liabilities	120,862,015	114,943,168	17,127,066
Non-current liabilities
Deferred revenues	463,153	374,814	55,849
Unsecured senior notes	6,786,143	6,661,448	992,587
Deferred tax liabilities	828,473	996,329	148,458
Long-term borrowings	3,088,440	3,030,075	451,495
Operating lease liabilities(3)	—	4,328,958	645,035
Other non-current liabilities	308,489	282,289	42,062
Total non-current liabilities	11,474,698	15,673,913	2,335,486
Total liabilities	132,336,713	130,617,081	19,462,552

(1) JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Due to the company’s continuing involvement in the asset-backed securitization (“ABS”) arrangements prior to October 2017, the company was not able to derecognize the related Baitiao receivables upon issuance of ABS. Beginning from October 2017, the company revised certain structural arrangements for the new issuance of ABS plans, and derecognized the related Baitiao receivables.

(2) As of March 31, 2019, the company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD LPC fund and other investors, and classified the related assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB101.1 million.

(3) On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Redeemable non-controlling interests	15,961,284	15,962,032	2,378,417

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,965,816 shares issued and 2,895,048 shares outstanding as of March 31, 2019)	59,770,973	66,626,812	9,927,704
Non-controlling interests	1,095,887	1,123,033	167,337
Total shareholders’ equity	60,866,860	67,749,845	10,095,041
Total liabilities, redeemable non-controlling interests and shareholders’ equity	209,164,857	214,328,958	31,936,010

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
Net revenues
Net product revenues	91,498,076	108,651,270	16,189,545
Net service revenues	8,629,825	12,429,789	1,852,097
Total net revenues	100,127,901	121,081,059	18,041,642
Operating expenses(5)(6)
Cost of revenues	(85,969,599)	(102,897,352)	(15,332,184)
Fulfillment	(7,173,399)	(8,063,332)	(1,201,474)
Marketing	(3,491,419)	(3,940,399)	(587,138)
Technology and content	(2,413,034)	(3,716,545)	(553,782)
General and administrative	(1,076,019)	(1,321,075)	(196,846)
Gain on disposals of long-lived assets	—	83,218	12,400
Income from operations	4,431	1,225,574	182,618
Other income/(expenses)
Share of results of equity investees	(496,597)	(717,422)	(106,899)
Interest income(4)	545,725	312,575	46,575
Interest expense(4)	(228,664)	(187,445)	(27,930)
Others, net	1,803,369	6,886,036	1,026,051
Income before tax	1,628,264	7,519,318	1,120,415
Income tax expenses	(151,018)	(279,640)	(41,668)
Net income	1,477,246	7,239,678	1,078,747
Net loss attributable to non-controlling interests shareholders	(47,872)	(80,203)	(11,951)
Net income attributable to mezzanine classified non-controlling interests shareholders	178	748	111
Net income attributable to ordinary shareholders	1,524,940	7,319,133	1,090,587

(4) Interest expenses in relation to the nonrecourse securitization debt, which were collected from JD Digits in the same amount as interest income, were RMB170.9 million and RMB34.7 million for the three months ended March 31, 2018 and 2019, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
(5) Includes share-based compensation expenses as follows:
Cost of revenues	(13,421)	(13,029)	(1,941)
Fulfillment	(83,292)	(57,538)	(8,573)
Marketing	(34,503)	(39,183)	(5,838)
Technology and content	(175,902)	(226,955)	(33,817)
General and administrative	(326,990)	(281,341)	(41,921)
(6) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,887)	(41,887)	(6,241)
Marketing	(303,811)	(300,482)	(44,773)
Technology and content	(24,261)	(24,940)	(3,716)
General and administrative	(76,326)	(76,327)	(11,373)

Net income per share:
Basic	0.53	2.53	0.38
Diluted	0.52	2.48	0.37

Net income per ADS:
Basic	1.07	5.06	0.75
Diluted	1.04	4.96	0.74

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Non-GAAP net income attributable to ordinary shareholders	1,047,415	3,294,365	490,874

Weighted average number of shares:
Basic	2,854,368	2,893,977	2,893,977
Diluted	2,939,178	2,952,051	2,952,051
Diluted (Non-GAAP)	2,939,178	2,952,051	2,952,051

Non-GAAP net income per ADS (7):
Basic	0.73	2.28	0.34
Diluted	0.71	2.23	0.33

(7) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Net cash provided by/(used in) operating activities	(3,772,925)	3,323,251	495,180
Net cash used in investing activities	(941,140)	(1,102,985)	(164,350)
Net cash provided by/(used in) financing activities	13,307,073	(2,555,951)	(380,849)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(454,499)	(423,213)	(63,060)
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,138,509	(758,898)	(113,079)
Cash, cash equivalents and restricted cash at beginning of period(8)	29,798,537	37,502,058	5,587,981
Cash, cash equivalents and restricted cash at end of period(8)	37,937,046	36,743,160	5,474,902

Net cash provided by/(used in) operating activities	(3,772,925)	3,323,251	495,180
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,279,454)	(2,161,118)	(322,017)
Less: Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale	(1,185,711)	1,090,678	162,516
Other capital expenditures	(2,580,347)	(972,721)	(144,940)
Free cash flow	(8,818,437)	1,280,090	190,739

(8) Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019

Free cash flow (in RMB billions)	(8.8)	13.1	(8.2)	(4.0)	1.3
Inventory turnover days(9) — trailing twelve months (“TTM”)	38.1	39.1	39.1	38.7	36.5
Accounts payable turnover days(10) — TTM	59.6	62.7	61.7	60.2	57.4
Accounts receivable turnover days(11) — TTM	1.6	1.9	2.3	2.7	3.0
Annual active customer accounts (in millions)	301.8	313.8	305.2	305.3	310.5

(9) Inventory turnover days are the quotient of average inventory to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

(10) Accounts payable turnover days are the quotient of average accounts payable of direct sales business to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

(11) Accounts receivable turnover days are the quotient of average accounts receivable to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Income from operations	4,431	1,225,574	182,618
Reversal of: Revenue from business cooperation arrangements with equity investees	(236,737)	(232,106)	(34,585)
Add: Share-based compensation	634,108	618,046	92,090
Add: Amortization of intangible assets resulting from assets and business acquisitions	446,285	443,636	66,103
Reversal of: Gain on disposals of long-lived assets	—	(83,218)	(12,400)
Non-GAAP income from operations	848,087	1,971,932	293,826
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	748,260	1,229,432	183,192
Non-GAAP EBITDA	1,596,347	3,201,364	477,018

Total net revenues	100,127,901	121,081,059	18,041,642

Non-GAAP operating margin	0.8%	1.6%	1.6%

Non-GAAP EBITDA margin	1.6%	2.6%	2.6%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Net income attributable to ordinary shareholders	1,524,940	7,319,133	1,090,587
Add: Share-based compensation	634,108	618,046	92,090
Add: Amortization of intangible assets resulting from assets and business acquisitions	446,285	443,636	66,103
Add: Reconciling items on the share of equity method investments(12)	301,599	162,538	24,219
Add: Impairment of goodwill, intangible assets, and investments	6,088	817,581	121,823
Reversal of: Gain on disposals of long-lived assets	—	(83,218)	(12,400)
Reversal of: Gain from fair value change of long-term investments	(1,614,376)	(5,750,537)	(856,857)
Reversal of: Gain on disposals/deemed disposals of investments	—	(2,638)	(393)
Reversal of: Revenue from business cooperation arrangements with equity investees	(236,737)	(232,106)	(34,585)
Reversal of: Income from non-compete agreement	(18,948)	(20,090)	(2,994)
Add: Tax effects on non-GAAP adjustments	4,456	22,020	3,281
Non-GAAP net income attributable to ordinary shareholders	1,047,415	3,294,365	490,874

Total net revenues	100,127,901	121,081,059	18,041,642

Non-GAAP net margin	1.0%	2.7%	2.7%

(12) To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.